



17005166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68181

FEB 8-5 2017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Washington DC
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder
406

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HT Capital Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Ave, Suite 19D

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC

(Name – *if individual, state last, first, middle name*)

316 Alexander St, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Stephen Tardio_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HT Securities LLC_ , as of _December 31_ , 20 _16_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
HT Capital Securities, LLC

We have audited the accompanying statement of financial condition of HT Capital Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of HT Capital Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HT Capital Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of HT Capital Securities, LLC's financial statements. The supplemental information is the responsibility of HT Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 7, 2017

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	11,626
Prepaid expense		4,679
TOTAL CURRENT ASSETS	$	16,305

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	$	16,305

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE	-
OPERATING EXPENSES:	
Rent	36,000
Professional fees	36,948
IT services	5,400
Dues and subscriptions	3,352
Regulatory fees	4,170
Telephone	1,200
Insurance	1,200
Travel	613
Miscellaneous	25
Total expenses	88,908
NET LOSS	$ (88,908)

The accompanying notes are an integral part of the financial statements

3

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY, JANUARY 1	$	16,115
Net loss		(88,908)
Member contributions		89,098
MEMBER'S EQUITY, DECEMBER 31	$	16,305

The accompanying notes are an integral part of the financial statements

4

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net loss	$	(88,908)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in prepaid expense		(210)
Net cash used in operating activities		(89,118)
FINANCING ACTIVITES:		
Member contributions		89,098
Net cash prvoided by financing activities		89,098
NET DECREASE IN CASH		(20)
CASH AT BEGINNING OF YEAR		11,646
CASH AT END OF YEAR		11,626

The accompanying notes are an integral part of the financial statements

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

---

1. ORGANIZATION AND NATURE OF BUSINESS

HT Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded under the laws of the State of New York. The Company provides planning, structuring, marketing, capital- raising and other advisory services. It operates out of one office in New York City, NY. The Company is wholly-owned by its parent, HT Capital Advisors, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers any investment with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's policy is to record fees as they are earned based on the services provided or the closing of certain securities transactions. For revenues related to certain securities transactions, the revenue cycle may extend beyond one year. The Company is studying new revenue requirement standards for broker/dealers and will be implementing as required.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. As a result no federal, state or local income taxes are provided as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2016, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its 100% owner and parent company under which it is charged for its allocable share of office and other expenses. The terms are monthly until terminated. This expense amounted to $53,400 for the year ended December 31, 2016. The parent company contributed $89,098 in 2016.

4. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2016.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $11,626 which was $6,626 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.00:1.

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

6. MANAGEMENTS REVIEW

Subsequent events were evaluated through February 7, 2017, the date the financial statements were issued. The Company did not identify any material subsequent events requiring disclosure in its financial statements.

HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 16,305
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expense	(4,679)
NET CAPITAL	$ 11,626
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 6,626
Minimum net capital required per Rule 15c3-1 is the greater of	
6 2/3% of aggregate indebtedness or $5,000	$ 5,000
Percentage of aggregate indebtedness to net capital	-

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

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HT CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securites. Under this exemption, the Company is not required to maintain a reserve account for the benefit of, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
HT Capital Securities, LLC

We have reviewed management's statements, included in HT Capital Securities, LLC Annual Exemption Report, in which (1) HT Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which HT Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) HT Capital Securities, LLC stated that HT Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. HT Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HT Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 7, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

HT CAPITAL SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of HT Capital Securities, LLC (the Company) are responsible forcomplying with 17 C.F.R §240.17a-5,"Reports to be made by certain brokers and dealers". We haveperformed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5and theexemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on thisevaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Companyclaimed an exemption from 17 C.F.R§240.15c3-3:(k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to customers.

Stephen C. Tardio, President

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